UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 16, 2019
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED SAYS B2GOLD TO EARN
MANAGEMENT OF GRAMALOTE PROJECT

AngloGold Ashanti Limited
Reg No: 1944/017354/06

Directors: SM Pityana (Chairman) KPM Dushnisky (Canadian) (Chief Executive Officer) KC Ramon (Chief Financial Officer) AM Ferguson (British) R Gasant
AH Garner (American) NP January-Bardill M Ramos MDC Richter (American/Panamanian) RJ Ruston (Australian) JE Tilk (Canadian)
Company Secretary: ME Sanz Perez

76 Rahima Moosa Street, Newtown 2001
PO Box 62117, Marshalltown 2107, South Africa
Tel: +27 (0) 11 637 6000
Fax: +27 (0) 11 637 6624
Website: www.anglogoldashanti.com

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 JSE share code: ANG
CUSIP: 035128206   NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

16 September 2019

NEWS RELEASE

AngloGold Ashanti Says B2Gold To Earn Management of Gramalote Project
(PRESS RELEASE DENVER) -- AngloGold Ashanti is pleased to announce an agreement with
B2Gold, its joint venture partner at the Gramalote Project in Colombia, whereby B2Gold will fund an investment and exploration program next year to the value of $13.9m, in order to earn back to a 50:50 partnership and assume management of the project effective 1 January 2020.
"This aligns closely to our strategy of sharpening the focus of our capital and management resources on the suite of options available to us," said AngloGold Ashanti CEO Kelvin Dushnisky. "B2Gold has proven itself a strong, experienced player in exploration, feasibility studies and project execution, which makes it an excellent partner for us."

This agreement, which is subject to definitive documentation expected to be completed by year end 2019, will provide additional momentum to the Gramalote project one of AngloGold Ashanti's two advanced exploration projects in Colombia. B2Gold currently owns a 48.3% stake, with AngloGold
Ashanti holding the remaining 51.7%. The parties have agreed to target completion of a feasibility study for Gramalote by the end of 2020.
AngloGold Ashanti's wholly-owned Quebradona copper and gold project, also in the Colombia department of Antioquia, is currently undergoing a feasibility study.

AngloGold Ashanti has operating partnerships at its Sadiola, Tropicana and Cerro Vanguardia mines, and non-operating partnerships at its Morila and Kibali mines.
We believe the Gramalote project has the potential to become a low-cost open pit gold mine," B2Gold
Chief Executive Clive Johnson said. "The project has several key infrastructure advantages including reliable water supply, close proximity to key infrastructure and a technically capable workforce in country."
"This agreement is a positive step toward unlocking value from our Colombia portfolio," Dushnisky said. "Gramalote continues to improve and we fully support the additional drilling program soon to get underway; we will now focus our own management efforts on moving the Quebradona project up the value curve."

ABOUT GRAMALOTE

The Gramalote project is a Joint Venture between AGA (51.7% and manager) and B2Gold (48.3%). The project lies on the eastern flank of the Cordillera Central near the towns of Providencia and San Jose del
Nus in the municipality of San Roque, in the north-west of the Antioquia Department. It is approximately
230km north-west of Bogota and 124km north-east of Medellin.

ENDS

Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite +27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com

General inquiries
media@anglogoldashanti.com

Investors
Sabrina Brockman +1 646 880 4526 / +1 646 379 2555
sbrockman@anglogoldashanti.com

Fundisa Mgidi (South Africa) +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Disclaimer: The information in the chart is being provided in response to a request from certain investors, and follows the format contained in the request. Risks with respect to our tailings storage facilities and tailings management are described in the “Risk Factors” section of our Form 20-F, and investors are referred to the discussion of such risk factors in AngloGold
Ashanti’s annual report on Form 20-F for the year ended 31 December 2018, which has been filed with the United States
Securities and Exchange Commission (SEC). These factors as well as other unknown or unpredictable factors could have a material adverse effect on our tailings storage facilities and tailings management, and more generally on our business, financial condition or results of operation. In addition, investors should not assume that the information contained herein is accurate as of any other date than the date of this document. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to the information contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 16, 2019
By: /s/ M E SANZ PEREZ
Name:
M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance